January 23, 2024 United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Dale Welcome Mindy Hooker Office of Manufacturing RE: Vera Bradley, Inc. Form 8-K filed March 8, 2023 File No. 001-34918 Ladies and Gentlemen: In this letter, we set forth our response to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated December 13, 2023, with respect to the above-referenced filing. For your convenience, we have repeated in bold type the comments exactly as set forth in the December 13 comment letter. Our response is set forth immediately below the text of each comment. Form 8-K Filed March 8, 2023 Forward Outlook 1. Your disclosure indicates that all forward looking guidance numbers, excluding net income, are non-GAAP measures. Please revise future filings to provide the disclosures required by Item 10(e)(1)(i)(B) of Regulation S-K or revise your disclosures to state that a reconciliation cannot be provided without unreasonable effort, if appropriate. We acknowledge the Staff’s comment. In our consideration of Item 10(e)(1)(i)(B) of Regulation S-K, we concluded that a quantitative reconciliation of the differences of our gross profit, SG&A expense, operating income, and diluted EPS in our forward looking guidance numbers with the most directly comparable financial measures calculated and presented in accordance with GAAP was not available without unreasonable efforts due to the inherent uncertainty of predicting any future adjustments that we may make to our GAAP financial measures in calculating our non- GAAP financial measures. Accordingly, in response to the Staff’s comment, to the extent the Company relies on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K, in future filings we will disclose that fact and identify the information that is unavailable and its probable significance in a location of equal or greater prominence, where appropriate.

Fourth Quarter and Fiscal Year Comments 2. In the first paragraph you reference fourth quarter non-GAAP diluted EPS without first referencing the directly comparable GAAP measure. In future filings, please revise your disclosures to ensure you are not placing greater prominence on non-GAAP financial measures. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K. We acknowledge the Staff’s comment and confirm that we have considered the requirements of Item 10(e)(1)(i)(A) of Regulation S-K. In response to the Staff’s comment, we will ensure the disclosures in our future filings present GAAP disclosures in equal or greater prominence than Non-GAAP financial measures. GAAP to Non-GAAP Reconciliation 3. In future filings please revise the format of the non-GAAP reconciliations to eliminate the non-GAAP income statement currently presented. Refer to the guidance in Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. We acknowledge the Staff’s comment and confirm that we have considered the guidance in Question 102.10(a)-(c) of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. In response to the Staff’s comment, in future filings we will revise the format of our Non-GAAP reconciliations to eliminate the non-GAAP income statement in consideration of such guidance. 4. We refer to the adjustments related to inventory costs, consulting fees, professional fees and CEO severance, retention and relocation costs. Please describe to us the specific nature of the costs reflected in each of these adjustments and explain to us how you determined that these adjustments are appropriate based on the guidance in Question 100.01 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. We acknowledge the Staff’s comment and confirm that we have considered the guidance in Question 100.01 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. We respectfully advise the Staff that the adjustments discussed below, which are included in our fiscal 2023 GAAP to Non-GAAP Reconciliation, were expenses unique and non-recurring in nature and, with the exception of inventory costs as noted below, were associated with a change in the strategic direction of our business, which resulted in a material restructuring of our business operations, as well as the departure of the majority of our senior leadership, including our former Chief Executive Officer who had been with our Company for ten years. Our discussion below is divided in two sections, a) Restructuring and b) Other. Values presented below are stated in thousands.

Restructuring Initiatives As announced in Summer Fiscal 2023, the Company initiated a comprehensive cost-reduction and efficiency process which ultimately led to a major restructuring of the Company. As part of this comprehensive initiative, the Company, guided by our Board of Directors, engaged outside consultants to analyze, evaluate and recommend restructuring efforts across significant areas of the Company’s business, ultimately including the elimination or replacement of nearly the entirety of the Company’s executive leadership. These initiatives had a material impact on our operations and financial results, were not part of the normal course of business, and were communicated to investors as major structural changes in our business in Forms 8-K and in our earnings calls with investors. We incurred significant nonrecurring costs during this restructuring initiative, and we quantified these costs in our Non-GAAP disclosures to isolate costs which have historically not been part of our normal business operations. Detailed below are the key components of these restructuring initiatives that we disclosed in our fiscal year 2023 Non- GAAP disclosures: • Consulting and Professional Fees: We noted $4,354 of non-GAAP pre-tax adjustments to selling, general, and administrative expense for fiscal year 2023 related to consulting, executive search and professional fees incurred to evaluate and restructure the Company’s business to drive permanent structural cost savings, as well as to develop strategic turnaround initiatives, including a new senior executive team, commencing with the successful search for a new CEO (as announced in Forms 8-K on July 21, 2022 and September 20, 2022). The engagement of these consultants is not a normal practice of the Company and was driven by the Board’s determination to materially alter the Company’s strategic direction, restructure its business operations, and replace the Company’s leadership beginning with its long-tenured CEO. We believe these costs do not represent normal, recurring expenses necessary to operate our business, and that the adjustments are therefore appropriate to provide a normalized and comparable view of business performance. • Severance and Retention Costs: We noted $9,553 of non-GAAP pre-tax adjustments to selling, general, and administrative expense for fiscal year 2023 for restructuring severance charges related to a broad restructuring and replacement of nearly all of our senior executives, including our CEO. These charges included certain cash and salary retention payments and stock-based compensation incurred in connection with the restructuring process. The comprehensive restructuring of our senior leadership is highly unusual and was not undertaken as part of our normal, ordinary course operations. Rather, the extensive change in our executive team was deemed necessary in order to implement the Board’s plan to restructure the Company’s business operations and align with the strategy that the new CEO was hired to design and implement. Accordingly, in light of the circumstances in which these costs were incurred, we believe these costs do not represent normal, recurring expenses necessary to operate our business, and that these adjustments are appropriate in providing a normalized and comparable view of our business performance.

• Relocation/Hiring Costs: We noted $1,036 of non-GAAP pre-tax adjustments to selling, general, and administrative expense for fiscal year 2023 related to one-time sign-on bonus and relocation expenses for our new CEO. We have not incurred sign-on bonus or relocation expenses for our CEO for the last 10 years, and this manner of compensation has not been and is not part of the normal compensation structure for the CEO role in our Company. These incremental payments were necessary to attract our new CEO and part of a bespoke effort to attract and hire a new leader to direct the restructuring of the business. As such, we do not believe that these expenses are normal cash operating expenses necessary to operate the Company. Other Inventory Costs: We noted non-GAAP pre-tax inventory cost adjustments of $16,696 to our gross profit for fiscal year 2023, comprised of adjustments for excess inventory (in part related to post COVID-19 mask inventory), the exit of certain technology products and the goodMRKT brand, and discontinued inventory. We believe these adjustments to be separate and distinct from the costs the Company normally recognizes as part of its routine and recurring inventory balance review, and believe the adjustments improved comparability for our investors in evaluating the performance of our core operations. Nevertheless, in response to the Staff’s comment, we respectfully advise the Staff that the Company will not present the $16,696 Non-GAAP inventory cost adjustments to fiscal year 2023 in future filings. If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (260) 207-5993 or at mschwindle@verabradley.com. Very truly yours, Vera Bradley, Inc. By: /s/ Michael Schwindle Michael Schwindle Chief Financial Officer cc: Mark Dely Vera Bradley, Inc. Robin Russell Deloitte &Touche LLP

Stephen Hackman Ice Miller LLP